SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR REPORTS Q1 LOSS OF €273M AS EASTER TRAVEL CANCELLED
VACCINE ROLLOUTS & EU DIGITAL COVID CERTS
DRIVE STRONG BOOKING RECOVERY INTO PEAK SUMMER 2021

Ryanair Holdings plc today (26 July) reported a Q1 loss of €273m, compared to a PY Q1 loss of €185m. Features of this Q1 performance included:

●    Q1 traffic rebounded from 0.5m to 8.1m as capacity recovered in May & June.
●    1st B737-8200 "Gamechanger" delivered in June (12 for peak S.21).
●    Strong June cash balance of €4.06bn (up from €3.15bn at 31 Mar.).
●    €1.2bn 5-year unsecured bond issued in May at record low 0.875% coupon.
●    Net debt fell from €2.28bn at 31 Mar. to €1.66bn at 30 June (€850m bond repaid in June).
●    379 new routes & 10 new bases announced for 2021.
●    Customer Advisory Panel appointed - 1st meeting in Sept.

Q1 - Group	30 Jun. 2020	30 Jun. 2021	Change
Customers	0.5m	8.1m	+7.6m
Load Factor	61%	73%	+12pts
Revenue	€125m	€371m	+196%
Op. Costs	€313m	€675m	+116%
Net Loss	(€185m)	(€273m)	-47%

Ryanair Holdings Group CEO, Michael O'Leary, said:

"COVID-19:
Covid-19 continued to wreak havoc on our business during Q1 with most Easter flights cancelled and a slower than expected easing of EU Govt. travel restrictions into May and June.  Significant uncertainty around travel green lists (particularly in the UK) and extreme Govt. caution in Ireland meant that Q1 bookings were close-in and at low fares.  We kept aircraft and crews current throughout the quarter and recruited additional cabin crew to enable us recover quickly in Q2 as Covid restrictions ease.  The 1st July rollout of EU Digital Covid Certificates ("DCC") and the scrapping of quarantine for vaccinated arrivals to the UK from mid-July has seen a surge in bookings over recent weeks.  Pricing remains below pre Covid-19 levels and there will continue to be great value for Ryanair guests travelling this summer as we focus on recovering traffic, jobs and tourism across our European network.  Based on current (close-in) bookings, we expect traffic to rise from over 5m in June to almost 9m in July, and over 10m in Aug., as long as there are no further Covid setbacks in Europe.  We will continue our load active/yield passive strategy as we recover load factors over the course of FY22.

The Covid-19 crisis has triggered the collapse of many European airlines including Flybe, Norwegian, Germanwings, Level and Stobart and led to substantial capacity cuts at many others including Alitalia, TAP, LOT, SAS, etc.  The tsunami of State Aid from EU Govts. to their insolvent flag carriers (Alitalia, AirFrance/KLM, LOT, Lufthansa, SAS, TAP and others) will distort EU competition and prop up high cost, inefficient, flag carriers for many years.  We expect intra-European capacity to be materially lower for the foreseeable future.  This will create growth opportunities for Ryanair to extend airport incentives, as the Group takes delivery of 210 new Boeing 737 "Gamechanger" aircraft.  We are encouraged by the high rate of vaccinations across Europe.  If, as is presently predicted, most of Europe's adult population is fully vaccinated by Sept., then we believe that we can look forward to a strong recovery in air travel for the second half of the fiscal year and well into S.22 - as is presently the case in domestic US air travel.

THE ENVIRONMENT & CUSTOMER SERVICE:
Ryanair has repeatedly shown we can grow traffic while reducing our impact on the environment.  Every passenger that switches to Ryanair from Europe's legacy airlines reduces their CO₂ emissions by almost 50% per flight.  Over the next 5-years our traffic will grow to 200m p.a.  This will be achieved on a fleet that balances the demand for low fares with the need for sustainable flying.  Our new B737-8200 "Gamechanger" aircraft (a $22bn+ investment) offers 4% more seats, but delivers 16% lower fuel burn and 40% lower noise emissions, helps to meaningfully lower Ryanair's CO₂ and noise footprint over the next decade.

We continue to work actively with the EU, fuel suppliers and aircraft manufacturers to incentivise sustainable aviation fuel (SAF) use.  We are working with A4E and the EU Commission to accelerate reform to the Single European Sky, to minimise ATC delays and lower fuel consumption and CO₂ emissions.  Last year Ryanair received an industry leading "B-" climate protection rating from CDP[1], and we are working to improve this to an "A" rating over the next 2 years.  In April, Ryanair established a Sustainable Aviation Research Centre partnership with Trinity College Dublin to accelerate the development of SAFs.  Ryanair's goal is to power 12.5% of our flights with SAF by 2030 (well ahead of the 5% recently mandated by the EU Fit for 55 Proposals).  Earlier this month we launched a new carbon calculator enabling customers to (voluntarily) offset their carbon footprint on every Ryanair flight that they book.  These initiatives will help Ryanair achieve our target of lowering CO₂ per passenger/km by 10% to just 60 grams by 2030.

In July, Ryanair announced a 7 member Customer Advisory Panel.  Following over 10,000 applications from across 16 countries, the final panel represents a diverse cross-section of Ryanair customers (with members from Germany, Ireland, Italy, Poland, Spain and the UK).  We will welcome this Panel to Dublin in Sept. for our first Customer Advisory meeting, with future meetings to take place in other major European cities.   The advice and input from the Panel will help shape Ryanair's continuing customer improvements programme, re-enforcing our commitment to delivering the lowest fares, on-time flights and a great customer experience as the Group returns to strong post Covid growth.

Q1 FY22 BUSINESS REVIEW:

Revenue & Costs
Q1 scheduled revenue increased 91% to €192m due to a rise in traffic from 0.5m to 8.1m (at a 73% load factor). While traffic recovered significantly (compared to PY Q1), the cancellation of Easter traffic and the delayed relaxation of Govt. travel restrictions across the EU into May and June required significant price stimulation.  Ancillary revenue performed well, generating approx. €22 per passenger, as more guests choose priority boarding and reserved seating.  As a result, total revenue increased by almost 200% to over €370m in Q1.  A sevenfold increase in sectors saw operating costs increase 116% to €675m, driven primarily by variable costs such as fuel, airport & handling and route charges.  The Group's fuel requirements are just under 60% hedged for FY22 at $565 per metric tonne and approx. 35% hedged for FY23 at $600.  Carbon credits are fully hedged for FY22 and approx. 35% hedged for FY23 at under €24 per EUA (compared to forward rates of over €50).

During Q1 our Route Development team continued their work with airport partners across Europe, and have negotiated lower airport costs, recovery incentives and the extension of many low cost airport growth deals.  In addition to previously announced deals (with Billund, Riga, Stockholm, Zadar & Zagreb) and long term extensions of low-cost growth deals in London Stansted (to 2028), Milan Bergamo (to 2028) and Brussels Charleroi (to 2030), the Group has doubled its capacity in Rome (Fiumicino), added new routes to Helsinki and will launch new bases in Turin (Italy) and Agadir (Morocco) this winter.

In June Ryanair took delivery of our first 3 B737-8200 "Gamechanger" aircraft from our 210 orderbook.  The Gamechangers have 4% more seats, 16% lower fuel burn and 40% lower noise emissions and will, we believe, further widen the cost gap between Ryanair and all other European airlines for the next decade.  While it is early days (and load factors have not yet recovered to pre Covid levels) we are very pleased with the operational performance and lower fuel burn recorded on these aircraft.  The feedback from our guests is resoundingly positive as they enjoy the extra leg room and 40% less noise.  We hope to increase our fleet of Gamechangers to over 60 in advance of S.22 and these new aircraft will drive our traffic growth to 200m p.a. by FY26.

Balance Sheet & Liquidity
Ryanair's balance sheet is one of the strongest in the industry with a BBB credit rating (S&P and Fitch), €4.06bn cash and almost 90% of our B737 fleet unencumbered at quarter end. In May Ryanair issued a €1.2bn 5-year, unsecured, bond at a record low coupon of 0.875%.  In June the Group repaid its maturing €850m (2014) 1.875% bond.  Strong operating cashflows and supplier reimbursements drove a €0.62bn reduction in net debt to €1.66bn at 30 June (31 March: €2.28bn).  This balance sheet strength enables the Group to capitalise on the many growth opportunities that will be available in Europe in the post Covid-19 recovery.

OUTLOOK:
FY22 continues to be challenging, with Covid-19 travel restrictions prolonging uncertainty.  Following the 1st July rollout of EU DCC's (and the relaxation of the UK's quarantine rules) for fully vaccinated persons, our Group has seen Q2 bookings recover strongly (albeit at low fares).  With the booking curve remaining very close-in and fares well below pre Covid-19 levels, visibility for the remainder of FY22 is close to zero.  It therefore remains impossible to provide meaningful FY22 guidance at this time.  We believe that FY22 traffic has improved to a range of 90m to 100m (previously guided at the lower end of an 80m to 120m passenger range) and (cautiously) expect that the likely outcome for FY22 is somewhere between a small loss and breakeven.  This is dependent on the continued rollout of vaccines this summer, and no adverse Covid variant developments.

As we look beyond the Covid-19 recovery, and the successful completion of vaccination rollouts, the Ryanair Group expects to have a materially lower cost base, a very strong balance sheet and industry leading traffic recovery.  Our new B737 "Gamechanger" aircraft will reduce fleet costs and unit costs (thanks to its attractive pricing, higher seat density and 16% lower fuel burn) for the next decade.  They will enhance revenue opportunities with 4% more seats, enabling the Group to fund lower fares and capitalise on the many growth opportunities that are now available across Europe, especially where competitor airlines have substantially cut capacity or failed. We are seeing a strong rebound of pent up travel demand into Aug. & Sept. and we expect this to continue into the second half of FY22, with pre Covid-19 growth planned to resume strongly in summer 2022."

ENDS

For further information please contact: www.ryanair.com	Neil Sorahan Ryanair Holdings plc Tel: +353-1-9451212	Piaras Kelly Edelman Tel: +353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement of aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, post-Brexit uncertainties, weather related disruptions, ATC strikes and staffing related disruptions, delays in the delivery of contracted aircraft, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors, global pandemics such as Covid-19 and unforeseen security events.

Ryanair Holdings plc and Subsidiaries
   Condensed Consolidated Interim Balance Sheet as at June 30, 2021 (unaudited)

		At Jun 30,	At Mar 31,
		2021	2021
	Note	€M	€M
Non-current assets
Property, plant and equipment	10	8,397.7	8,361.1
Right-of-use asset		174.3	188.2
Intangible assets		146.4	146.4
Derivative financial instruments	11	106.9	111.3
Deferred tax		19.1	14.0
Other assets		48.7	48.7
Total non-current assets		8,893.1	8,869.7

Current assets
Inventories		3.8	3.6
Other assets		256.7	179.8
Trade receivables		22.3	18.6
Derivative financial instruments	11	164.0	106.0
Restricted cash		34.1	34.1
Financial assets: cash > 3 months		470.3	465.5
Cash and cash equivalents		3,551.9	2,650.7
Total current assets		4,503.1	3,458.3

Total assets		13,396.2	12,328.0

Current liabilities
Provisions		-	10.3
Trade payables		565.8	336.0
Accrued expenses and other liabilities		2,062.3	1,274.9
Current lease liability		52.0	52.5
Current maturities of debt		863.1	1,725.9
Derivative financial instruments	11	43.1	79.2
Current tax		52.0	48.1
Total current liabilities		3,638.3	3,526.9

Non-current liabilities
Provisions		58.8	47.4
Trade payables		188.1	179.9
Derivative financial instruments	11	3.7	6.4
Deferred income tax liability		235.5	272.4
Non-current lease liability		115.8	130.6
Non-current maturities of debt		4,686.8	3,517.8
Total non-current liabilities		5,288.7	4,154.5

Shareholders' equity
Issued share capital	12	6.7	6.7
Share premium account	12	1,164.8	1,161.6
Other undenominated capital	12	3.5	3.5
Retained earnings	12	2,959.7	3,232.3
Other reserves		334.5	242.5
Shareholders' equity		4,469.2	4,646.6

Total liabilities and shareholders' equity		13,396.2	12,328.0

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Income Statement for Quarter Ended June 30, 2021 (unaudited)

			IFRS Quarter Ended June 30, 2021	IFRS Quarter Ended June 30, 2020
		Change
	Note	%*	€M	€M
Operating revenues
Scheduled revenues			191.9	100.7
Ancillary revenues			178.6	24.5
Total operating revenues		196%	370.5	125.2

Operating expenses
Depreciation			134.3	134.0
Fuel and oil			156.6	8.9
Staff costs			111.0	68.5
Airport and handling charges			87.1	18.1
Maintenance, materials and repairs			61.8	36.2
Marketing, distribution and other			71.9	42.4
Route charges			52.3	2.3
Aircraft rentals			0.0	2.4
Total operating expenses		(116%)	675.0	312.8

Operating (loss)		(62%)	(304.5)	(187.6)

Other income/(expenses)
Net finance expense			(21.4)	(9.4)
Foreign exchange / hedge Ineffectiveness			1.4	(13.0)
Total other income/(expenses)		11%	(20.0)	(22.4)

(Loss) before tax		(55%)	(324.5)	(210.0)

Tax credit on (loss)	4		51.9	24.9

(Loss) for the quarter - attributable to equity holders of parent		(47%)	(272.6)	(185.1)

(Loss) per ordinary share (€)	9		(0.2416)	(0.1699)
Basic	9		(0.2416)	(0.1699)
Diluted
Weighted ave. no. of ord. shares (in Ms)	9		1,128.3	1,089.4
Basic	9		1,128.3	1,089.4
Diluted
*"+" is favourable and "-" is adverse year-on-year.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Comprehensive Income for Quarter Ended June 30, 2021 (unaudited)

	Quarter	Quarter
	Ended	Ended
	June 30,	June 30,
	2021	2020
	€M	€M

(Loss) for the quarter	(272.6)	(185.1)

Other comprehensive income:
Items that are or may be reclassified to profit or loss:
Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	89.6	(69.9)
Other comprehensive profit/(loss) for the quarter, net of income tax credit/charge	89.6	(69.9)
Total comprehensive (loss) for the quarter - attributable to equity holders of parent
	(183.0)	(255.0)

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Cash Flows for Quarter Ended June 30, 2021 (unaudited)

		Quarter	Quarter
		Ended	Ended
		June 30,	June 30,
		2021	2020 Restated*
	Note	€M	€M
Operating activities
(Loss) after tax		(272.6)	(185.1)

Adjustments to reconcile profit after tax to net cash provided by operating activities
Tax credit on loss on ordinary activities		(51.9)	(24.9)
Hedge ineffectiveness/foreign exchange		9.1	(296.6)
Increase/(decrease) in net finance expense		0.9	(3.3)
Depreciation		134.3	134.0
Share based payments		2.4	1.0
(Increase)/decrease in inventories		(0.2)	0.3
(Increase)/decrease in trade receivables		(3.7)	30.1
(Increase)/decrease in other assets		(77.2)	89.7
Increase/(decrease) in trade payables	1	63.1	(134.0)
Increase/(decrease) in accrued expenses		788.8	(67.3)
Increase in provisions		1.0	6.5
Income tax refunded/(paid)		0.2	(0.7)
Net cash provided by/(used in) operating activities		594.2	(450.3)

Investing activities
Capital expenditure - purchase of property, plant and equipment	10	(82.0)	(34.3)
Supplier reimbursements	10	113.9	-
Decrease in restricted cash		-	0.3
(Increase)/decrease in financial assets: cash > 3 months		(4.8)	112.1
Net cash provided by/(used in) investing activities		27.1	78.1

Financing activities
Net proceeds from shares issued		3.2	5.8
Finance raised		1,192.0	690.0
Repayments of long term borrowings		(896.3)	(68.0)
Lease liabilities paid		(14.6)	(20.5)
Net cash provided by/(used in) financing activities		284.3	607.3

Increase in cash and cash equivalents		905.6	235.1
Net foreign exchange differences		(4.4)	5.3
Cash and cash equivalents at beginning of the year		2,650.7	2,566.4
Cash and cash equivalents at end of the quarter		3,551.9	2,806.8
*Includes reclassification between trade payables and capital expenditure. See note 1 for further detail.

Ryanair Holdings plc and Subsidiaries
Condensed Consolidated Interim Statement of Changes in Shareholders' Equity for Quarter Ended June 30, 2021 (unaudited)

		Issued	Share	Other		Other
	Ordinary	Share	Premium	Undenom.	Retained	Reserves	Other
	Shares	Capital	Account	Capital	Earnings	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2020	1,089.2	6.5	738.5	3.5	4,245.0	(111.3)	32.3	4,914.5
Adjustment on initial application of IFRS 16	-	-	-	-	-	-	-	-
Adj. balance at April 01, 2020	1,089.2	6.5	738.5	3.5	4,245.0	(111.3)	32.3	4,914.5
Loss for the year	-	-	-	-	(1,015.1)	-	-	(1,015.1)
Other comprehensive income
Net movements in cash-flow reserve	-	-	-	-	-	322.6	-	322.6
Total other comprehensive income	-	-	-	-	-	322.6	-	322.6
Total comprehensive income	-	-	-	-	(1,015.1)	322.6	-	(692.5)
Transactions with owners of the	-	-	-	-	-	-	-	-
Company recognised directly in equity
Issue of ordinary equity shares	38.9	0.2	423.1	-	(2.3)	-	-	421.0
Share-based payments	-	-	-	-	-	-	3.6	3.6
Repurchase of ordinary equity shares	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Cancellation of repurchased ordinary shares	-	-	-	-	-	-	-	-
Transfer of exercised and share based awards	-	-	-	-	4.7	-	(4.7)	-
Balance at March 31, 2021	1,128.1	6.7	1,161.6	3.5	3,232.3	211.3	31.2	4,646.6
Loss for the quarter	-	-	-	-	(272.6)	-	-	(272.6)
Other comprehensive income	-	-	-	-	-	-	-	-
Net movements in cash flow reserve	-	-	-	-	-	89.6	-	89.6
Total other comprehensive income	-	-	-	-	-	89.6	-	89.6
Total comprehensive income	-	-	-	-	(272.6)	89.6	-	(183.0)
Transactions with owners of the	-	-	-	-	-	-	-	-
Company recognised directly in equity
Issue of ordinary equity shares	0.5	-	3.2	-	-	-	-	3.2
Share-based payments	-	-	-	-	-	-	2.4	2.4
Transfer of exercised and expired share based awards	-	-	-	-	-	-	-	-
Balance at June 30, 2021	1,128.6	6.7	1,164.8	3.5	2,959.7	300.9	33.6	4,469.2

Ryanair Holdings plc and Subsidiaries

MD&A Quarter Ended June 30, 2021

Introduction

The Ryanair Group's fleet was effectively grounded due to European Governments travel restrictions/ lockdowns during the prior year comparative (quarter ended June 30, 2020).  Sectors (up sevenfold) and traffic (+7.6M) are therefore significantly higher in the quarter ended June 30, 2021 (although still below pre Covid-19 levels) and the following discussion should be read in that context.

Income Statement

Scheduled revenues:
Scheduled revenues increased 91% to €192M due to a 7.6M increase in traffic, from 0.5M to 8.1M. While traffic increased significantly, the cancellation of most Easter flights and the delayed relaxation of Government travel restrictions across the EU and the UK into May and June meant that fares required significant price stimulation.

Ancillary revenues:
Ancillary revenues increased to €179M due to a 7.6M rebound in traffic and a solid performance in priority boarding and reserved seating.

Total revenues:
As a result of the above, total revenues increased 196% to €371M.

Operating Expenses:

Depreciation:
Depreciation was flat at €134M primarily due to the sale of 7 older B737 aircraft and 11 B737 lease handbacks over the past year, offset by the delivery of 3 B737-8200 ("Gamechanger") aircraft in June and increased amortisation as schedules and cycles increased.

Fuel and oil:
Fuel and oil increased by €148M to €157M due to a sevenfold increase in sectors flown.

Staff costs:
Staff costs increased by €43M to €111M due to significantly higher sectors.

Airport and handling charges:
Airport and handling charges rose by €69M to €87M due to increased sectors and passengers, offset by reduced charges.

Maintenance, materials and repairs:
Maintenance, materials and repairs increased by €26M to €62M due to higher aircraft utilisation.

Marketing, distribution and other:
Marketing, distribution and other increased by €30M to €72M due to higher activity and reduced discretionary spending across the Group.

Route charges:
Route charges increased by €50M to €52M due to significantly higher sectors.

Aircraft rentals:
Aircraft rentals dropped to zero due to no longer having B737 aircraft on lease.

Other expense:
The absence of hedge ineffectiveness in the quarter was offset by a €12M increase in finance expenses due to higher gross debt and negative average interest rates on euro deposits.

Balance sheet

Gross cash increased by €906M to €4,056M at June 30, 2021.
Gross debt increased by €291M to €5,718M, primarily due to a €1,200M Eurobond issuance in May 2021 offset by a €850M (2014) Eurobond maturity repayment in June 2021 in addition to €61M secured debt and lease liability payments in the quarter.

Net debt was €1,661M at June 30, 2021. This is a €615M reduction from €2,277M at March 31, 2021.

Shareholders' equity:
Shareholders' equity decreased by €177M to €4,469M in the quarter primarily due to a €273M net loss.

 Ryanair Holdings plc and Subsidiaries
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1.            Basis of preparation and significant accounting policies

Ryanair Holdings plc (the "Company") is a company domiciled in Ireland. The unaudited condensed consolidated Interim financial statements of the Company for the quarter ended June 30, 2021 comprise the Company and its subsidiaries (together referred to as the "Group").

These unaudited condensed consolidated Interim financial statements ("the Interim financial statements"), which should be read in conjunction with our 2020 Annual Report, have been prepared to include information equivalent to that required for condensed interim financial statements in accordance with International Accounting Standard No. 34 "Interim Financial Reporting" as adopted by the EU ("IAS 34"). They do not include all of the information required for full annual financial statements and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at year ended March 31, 2020, are available at http://investor.ryanair.com/.

The June 30, 2021 figures and the June 30, 2020 comparative figures do not constitute statutory financial statements of the Group within the meaning of the Companies Act, 2014. The consolidated financial statements of the Group for the year ended March 31, 2020, together with the independent auditor's report thereon, were filed with the Irish Registrar of Companies following the Company's Annual General Meeting and are also available on the Company's Website. The auditor's report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the condensed consolidated Interim financial statements for the quarter ended June 30, 2021 on July 23, 2021.

Except as stated otherwise below, this year's financial information has been prepared in accordance with the accounting policies set out in the Group's most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and also in compliance with IFRS as issued by the International Accounting Standards Board (IASB).

New IFRS standards and amendments adopted during the year

The following new and amended IFRS standards, amendments and IFRIC interpretations, have been issued by the IASB, and have also been endorsed by the EU. These standards are effective for the first time for the Group's financial year beginning on April 1, 2021 and therefore have been applied by the Group in these condensed consolidated Interim financial statements:

●
Amendments to IFRS 4 Insurance Contracts - deferral of IFRS 19 (effective for fiscal periods beginning on or after January 1, 2021).
●
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest Rate Benchmark Reform - Phase 2 (effective for fiscal periods beginning on or after January 1, 2021).
●
Amendment to IFRS 16 Leases - Covid-19 Related Rent Concessions Beyond June 30, 2021 (effective for fiscal periods beginning on or after April 1, 2021).*

 The adoption of these new or amended standards as listed above did not have a material impact on the Group's financial position or results from operations in the quarter ended June 30, 2021.

New IFRS standards and amendments issued but not yet effective

The following new or revised IFRS standards and IFRIC interpretations will be adopted for the purposes of the preparation of future financial statements, where applicable.  While under review, we do not anticipate that the adoption of the other new or revised standards and interpretations will have a material impact on our financial position or results from operations:

●
Amendments to IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets; and Annual Improvements 2018-2020 (effective for fiscal periods beginning on or after January 1, 2022).
●
Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37) (effective for periods beginning on or after January 1, 2022).
●
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16) (effective for periods beginning on or after January 1, 2022).
●
Reference to the Conceptual Framework (Amendments to IFRS 3) (effective for periods beginning on or after January 1, 2022).
●
Amendments to IAS 12 Income Taxes: Deferred Tax related to Assets and Liabilities arising from a Single Transaction (effective for fiscal periods beginning on or after January 1, 2023).*
●
Amendments to IAS 8 Accounting policies, Changes in Accounting Estimates and Errors: Definition of Accounting Estimates (effective for fiscal periods beginning on or after January 1, 2023).*
●
Amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2: Disclosure of Accounting policies (effective for fiscal periods beginning on or after January 1, 2023).*
●
Amendments to IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current and Classification of Liabilities as Current or Non-current (effective for fiscal periods beginning on or after January 1, 2023).*
●
IFRS 17 Insurance Contracts (effective for fiscal periods beginning on or after January 1, 2023).*

* These standards or amendments to standards are not as of yet EU endorsed.

Statement of Cash Flows restatement

Operating cash inflows and investing cash outflows for the quarter ended June 30, 2020 have been reclassified. They both have been reduced by approximately €103M to address accrued supplier payables which had previously been presented as a capital expenditure cash outflow in investing activities and as a movement in working capital in operating activities. As no actual cash flows arose and the payable is not working capital related, both line items required adjustments. There is no impact on the Group's net cash flows, consolidated balance sheet, consolidated income and basic and diluted earnings per share for the quarter ended.

2.            Judgements and estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements and key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

Derivative financial instruments

The Group uses various derivative financial instruments to manage its exposure to market risks, including the risks relating to fluctuations in commodity prices and currency exchange rates. Ryanair uses forward contracts for the purchase of its jet fuel requirements to reduce its exposure to commodity price risk. It also uses foreign currency forward contracts to reduce its exposure to risks related to foreign currencies, principally the U.S. dollar exposure associated with the purchase of new Boeing 737-8200 aircraft and the U.S. dollar exposure associated with the purchase of jet fuel.

The Group recognises all derivative instruments as either assets or liabilities in its consolidated balance sheet and measures them at fair value.

3.            Seasonality of operations

The Group's results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry's sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly, the first half-year typically results in higher revenues and results.

4.            Income tax expense

The Group's consolidated effective tax rate in respect of operations for the quarter ended June 30, 2021 was a credit of 16.0% (June 30, 2020: 11.9%). The Group's accounting tax credit for the quarter ended June 30, 2021 of approximately €52M (June 30, 2020: €25M); comprising of a deferred tax credit of €56M primarily relating to net operating losses and the temporary differences for property, plant and equipment, offset by a Group current tax charge of approximately €4M.

5.            Share based payments

The terms and conditions of the Group's share-based remuneration programmes are disclosed in the most recent, published, consolidated financial statements. The charge of €2.4M in the quarter ended June 30, 2021 (June 30, 2020: €1.0M) is the fair value of share options granted in prior periods and a conditional share grant under LTIP 2019, in the current quarter, to over 80 managers across the Group (the Executive and Non-Executive Directors were not included in this LTIP 2019 grant). The charge is recognised within the income statement in accordance with employee services rendered. During the quarter ended June 30, 2021, 0.5M ordinary shares were issued at strike prices between €6.25 and €6.74 per share following the exercise of vested share options.

6.            Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually, or in aggregate, have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group's results of operations or financial position.

7.            Capital commitments

As of June 30, 2021, the Ryanair Group had a fleet of 422 owned Boeing 737s, including 3 "Gamechanger" B737-8200s. In addition, the Group had 29 leased Airbus A320 aircraft. In September 2014, the Group agreed to purchase up to 200 (100 firm and 100 options) Boeing 737-8200 aircraft, subsequently increased to 210 (135 firm and 75 options). In December 2020, the Group increased its firm orders from 135 to 210 Boeing 737-8200 aircraft and in June 2021, the Group took delivery of the first of these aircraft. The remaining aircraft are due to deliver before the end of fiscal year 2025.

8.            Analysis of operating segment

The Group determines and presents operating segments based on the information that internally is provided to the Group CEO, who is the Company's Chief Operating Decision Maker (CODM).

The CODM assesses the performance of the business based on the profit/(loss) after tax of each airline for the reporting period. Resource allocation decisions for all airlines are based on airline performance for the relevant period, with the objective in making these resource allocation decisions being to optimize consolidated financial results.

Ryanair DAC and Malta Air are reportable segments for financial reporting purposes. Buzz and Lauda do not exceed the quantitative thresholds for reporting purposes and accordingly have been presented on an aggregate basis in the table below.

Reportable segment information is presented as follows:

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
Quarter Ended	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
External revenue	364.1	-	6.4	-	370.5
Inter-segment revenue	196.7	142.6	57.4	(396.7)	-
Segment revenue	560.8	142.6	63.8	(396.7)	370.5

Segment (loss)	(244.8)	(2.7)	(25.1)	-	(272.6)

Other segment information:
Depreciation	119.9	-	14.4	-	134.3
Additions	269.5	-	0.5	-	270.0

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	June 30,	June 30,	June 30,	June 30,	June 30,
	2021	2021	2021	2021	2021
	€M	€M	€M	€M	€M
Segment assets	12,961.8	91.3	343.1	-	13,396.2
Segment liabilities	8,069.7	115.6	741.7	-	8,927.0

	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	June 30,	June 30	June 30,	June 30,	June 30,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
External revenue	121.3	-	3.9	-	125.2
Inter-segment revenue	239.9	137.7	0.7	(378.3)	-
Segment revenue	361.2	137.7	4.6	(378.3)	125.2

Segment (loss)/profit	(127.0)	8.3	(66.4)	-	(185.1)

Other segment information:
Depreciation	117.4	-	16.6	-	134.0
Additions	137.4	-	-	-	137.4
	Ryanair DAC	Malta Air	Other Airlines	Elimination	Total
	June 30,	June 30	June 30,	June 30,	June 30,
	2020	2020	2020	2020	2020
	€M	€M	€M	€M	€M
Segment assets	14,048.7	164.3	380.8	-	14,593.8
Segment liabilities	9,035.2	158.6	733.7	-	9,927.5

9.            Loss per share

	Quarter Ended	Quarter Ended
	June 30,	June 30,
	2021	2020

Basic (Loss) per ordinary share (€)	(0.2416)	(0.1699)
Diluted (Loss) per ordinary share (€)	(0.2416)	(0.1699)
Weighted average number of ordinary shares (in M's) - basic	1,128.3	1,089.4
Weighted average number of ordinary shares (in M's) - diluted	1,128.3	1,089.4

10.          Property, plant and equipment

Acquisitions and disposals

Net capital additions for the quarter ended June 30, 2021 amounted to €157M, principally reflecting aircraft pre-delivery deposits, and 3 aircraft deliveries offset by supplier reimbursements of €114M.

11.          Financial instruments and financial risk management

The Group is exposed to various financial risks arising in the normal course of business. The Group's financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Group uses financial instruments to manage exposures arising from these risks.

These Interim financial statements do not include all financial risk management information and disclosures required in the annual financial statements and should be read in conjunction with the 2020 Annual Report. There have been no changes in our risk management policies in the period.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
●
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
●
Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
●
Level 3: significant unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Group's financial instruments:

Financial instruments measured at fair value
●
Derivatives - interest rate swaps: Discounted cash flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
●
Derivatives - currency forwards, aircraft fuel contracts and EUA contracts: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2021 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter ended June 30, 2021, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments not measured at fair value
●
Long-term debt: The repayments which the Group is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2021 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

While there have been significant changes in business and economic circumstances during the quarter ended June 30, 2021, the future outlook for the business is such that there has been no material change to the fair values of financial assets and financial liabilities.

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:

11.          Financial instruments and financial risk management (continued)

	At June 30,	At June 30,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value
Non-current financial assets	€M	€M	€M	€M
Derivative financial instruments:
- U.S. dollar currency forward contracts	96.3	96.3	109.4	109.4
- Jet fuel contracts	9.2	9.2	-	-
- Interest rate swaps	1.4	1.4	1.9	1.9
	106.9	106.9	111.3	111.3
Current financial assets
Derivative financial instruments:
- U.S. dollar currency forward contracts	76.9	76.9	99.5	99.5
- GBP currency swap	1.4	1.4	5.4	5.4
- Jet fuel contracts	84.8	84.8	-	-
- Interest rate swaps	0.9	0.9	1.1	1.1
	164.0	164.0	106.0	106.0
Trade receivables*	22.3	-	18.6	-
Cash and cash equivalents*	3,551.9	-	2,650.7	-
Financial asset: cash > 3 months*	470.3	-	465.5	-
Restricted cash*	34.1	-	34.1	-
	4,242.6	164.0	3,274.9	106.0
Total financial assets	4,349.5	270.9	3,386.2	217.3

	At June 30,	At June 30,	At Mar 31,	At Mar 31,
	2021	2021	2021	2021
	Carrying	Fair	Carrying	Fair
Non-current financial liabilities	Amount	Value	Amount	Value
Derivative financial instruments:	€M	€M	€M	€M
- U.S. dollar currency forward contracts	3.7	3.7	6.4	6.4
Long-term debt	1,053.1	1,061.3	1,077.5	1,083.2
Bonds	3,633.7	3,764.1	2,440.3	2,545.5
Trade payables	188.1	188.1	179.9	179.9
	4,878.6	5,017.2	3,704.1	3,815.0
Current financial liabilities
Derivative financial instruments:
- Jet fuel & carbon derivative contracts			19.8	19.8
- U.S. dollar currency forward contracts	43.1	43.1	59.4	59.4
	43.1	43.1	79.2	79.2
Current maturities of debt	863.1	863.1	875.1	875.1
Bonds	-	-	850.8	852.6
Trade payables*	565.8	-	336.0	-
Accrued expenses*	937.5	-	887.3	-
	2,409.5	906.2	3,028.4	1,806.9
Total financial liabilities	7,288.1	5,923.4	6,732.5	5,621.9
*The fair value of these financial instruments approximate their carrying values due to the short-term nature of the instruments.

11.          Financial instruments and financial risk management (continued)

The Group issued senior, unsecured bonds with a fair value of €1,200M in May 2021. The bond has a coupon of 0.875% and a maturity date of June 2026. During the quarter the Group repaid the maturing €850M (2014) Eurobond issued at a coupon of 1.875%.

12.         Shareholders equity and shareholder returns

During the quarter ended June 30, 2021, 0.5M ordinary shares were issued at strike prices between €6.25 and €6.74 per share following the exercise of vested share options. There were no shareholder returns during the quarter ended June 30, 2021 or in the prior year comparative.

13.          Related party transactions

The Company's related parties comprise its subsidiaries, Directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2021 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2020 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

14.         Government grants and assistance

During the quarter ended June 30, 2021, many European countries in which the Ryanair Group operates made available payroll support schemes. The Group utilised a number of these employment retention schemes to protect jobs within the Group. These schemes were a mix of short term Covid-19 specific programmes and long term schemes linked to social security that existed pre Covid-19. The total amount of payroll supports received by the Group under the various schemes amounted to approximately €22M and are offset against staff costs in the Consolidated Income Statement.

In April 2020, the Group raised £600M unsecured debt for general corporate purposes under the HMT and Bank of England CCFF. The 0.44% interest rate was the prevailing rate for strong BBB rated companies. This debt was subsequently extended in March 2021 for a further 12 months at a 0.46% interest rate.

There are no unfulfilled conditions attaching to government assistance at June 30, 2021.

15.        Post balance sheet events

There were no significant post balance sheet events.

16.          Going concern

The Board are satisfied that it remains appropriate to adopt the going concern concept. In arriving at this decision, the Board considered, among other things:

1.    The Ryanair Group's liquidity with over €4bn cash at June 30, 2021, a €0.62bn reduction in net debt in the quarter and the Group's continued focus on cash management;
2.    The Group's solid BBB credit ratings (from both S&P and Fitch Ratings);
3.    The Group's strong balance sheet with almost 90% of its B737 fleet unencumbered;
4.    The Group's access to the debt capital markets. In May 2021, the Group raised a €1.2bn, 5 year unsecured Eurobond at a low coupon of 0.875%;
5.    Ongoing cost reductions across the Group;
6.    The widespread rollout of Covid-19 vaccines in Europe, with it reported that the vast majority of the European adult population will be vaccinated before the end of September 2021;
7.    Increased bookings; and
8.    The Group's flexibility to react quickly to improved customer demand following vaccine rollouts, the launch of EU Digital Covid Certificates, the relaxation of quarantine requirements for vaccinated arrivals to the UK from mid-July, and the (expected) further easing of European Governments travel restrictions/lockdowns over the coming months.

[1] CDP - Carbon Disclosure Project is an independent, non-profit, global environmental reporting organisation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 26 July, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary